UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KORE Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

50066V107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50066V107

1	NAMES OF REPORTING PERSONS TDJ Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Toronto, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Reflects ownership as of the filing date. As of December 31, 2021, TDJ Company LLC owned 4,983,527 shares of common stock which were subsequently transferred to Ontario 2833075.

CUSIP No. 50066V107

1	NAMES OF REPORTING PERSONS Ontario 2833075
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Toronto, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,983,527*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,983,527*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,983,527*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Reflects ownership as of the filing date. As of December 31, 2021, TDJ Company LLC owned 4,983,527 shares of common stock which were subsequently transferred to Ontario 2833075.

CUSIP No. 50066V107

1	NAMES OF REPORTING PERSONS Terrdian CCPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Toronto, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,983,527
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,983,527
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,983,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 50066V107

1	NAMES OF REPORTING PERSONS Terence Jarman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,983,527
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,983,527
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,983,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.       (a). Name of Issuer

KORE Group Holdings, Inc. (the “Issuer”)

(b). Address of Issuer’s Principal Executive Office

3700 Mansell Road, Suite 300

Alpharetta, Georgia 30022

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)      Terrdian CCPC

10 High Point Rd

Toronto, Ontario M3B 2A4 Canada

Citizenship: Canada

(ii)    TDJ Company LLC

10 High Point Rd

Toronto, Ontario M3B 2A4 Canada

Citizenship: Canada

(iii)    Ontario 2833075

10 High Point Rd

Toronto, Ontario M3B 2A4 Canada

Citizenship: Canada

(iv)   Terence Jarman

10 High Point Rd

Toronto, Ontario M3B 2A4 Canada

Citizenship: Canada

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share the (the “Common Stock”)

Item 2(e).	CUSIP Number

50066V107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On December 31, 2021, TDJ Company LLC directly held 4,983,527 shares of Common Stock. TDJ Company LLC is a wholly-owned subsidiary of Terrdian CCPC. Terence Jarman is the President and Director of Terrdian CCPC. On January 25, 2022, TDJ Company LLC transferred 4,983,527 shares of Common Stock to Ontario 2833075. Ontario 2833075 is a wholly-owned subsidiary of Terrdian CCPC. As of the date hereof, Ontario 2833075 directly holds 4,983,527 shares of Common Stock of the Issuer.

Calculations of the percentage of shares of Common Stock beneficially owned assume 71,989,432 shares of Common Stock outstanding as of November 16, 2021, as described in the prospectus filed by the Issuer with the Securities and Exchange Commission on December 29, 2021.

(b)     Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

(c)     Number of Shares as to which the Reporting Person has:

    (i) Sole power to vote or to direct the vote:

See each cover page hereof.

    (ii) Shared power to vote or to direct the vote:

See each cover page hereof.

    (iii) Sole power to dispose or to direct the disposition of:

See each cover page hereof.

    (iv) Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

See Item 4 above.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

TERRDIAN CCPC

By:	/s/ Terence Jarman
Name:	Terence Jarman
Title:	Director

TDJ COMPANY LLC

By:	/s/ Terence Jarman
Name:	Terence Jarman
Title:	Director

ONTARIO 2833075

By:	/s/ Terence Jarman
Name:	Terence Jarman
Title:	Director

/s/ Terence Jarman
Terence Jarman

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated February 4, 2022 (filed herewith).